UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [    ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  [    ]    No  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  [    ]    No  [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-                    .

Exhibits
99.1	Labopharm Provides Update on U.S. Regulatory Process for Once-Daily Tramadol

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: September 25, 2007	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM PROVIDES UPDATE ON U.S. REGULATORY PROCESS

FOR ONCE-DAILY TRAMADOL

– Company Believes Robust Clinical Data Package Provided in NDA Demonstrates Efficacy

and Safety of Once-Daily Tramadol Formulation –

LAVAL, Quebec (September 24, 2007) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that is has requested a meeting with the U.S. Food and Drug Administration (FDA), regarding the Company’s New Drug Application (NDA) for its once-daily formulation of tramadol. Based on additional analysis that Labopharm has performed, as well as further discussions with its regulatory advisors, the Company believes that it has demonstrated the efficacy and safety of its once-daily tramadol formulation.

Based on data from the Company’s global clinical trial program submitted with the NDA, including a positive Phase III study conducted in accordance with a Special Protocol Assessment, Labopharm strongly believes that it has provided the FDA with more than adequate evidence of the efficacy and safety of its once-daily formulation of tramadol.

Should Labopharm and the Agency fail to mutually agree on a path forward toward final regulatory approval, or should the FDA not grant the meeting within the next 30 days, Labopharm plans to appeal the FDA’s current decision through the Agency’s Formal Dispute Resolution process.

Labopharm’s NDA for once-daily tramadol included data from the Company’s global clinical development program including six Phase III clinical studies and 12 pharmacokinetic studies. Combined, more than 2400 patients have been exposed to Labopharm’s once-daily tramadol in clinical studies.

About the FDA’s Formal Dispute Resolution Process

FDA regulations provide a mechanism for those seeking regulatory approval of a drug product through a New Drug Application (NDA) to obtain formal review of any Agency decision through a Formal Dispute Resolution process by raising the matter with the supervisor of the employee who made the decision. If the issue is not resolved at the primary supervisory level, the applicant may request that the matter be reviewed at the next higher supervisory level. This process may continue through the Agency’s chain of command, through the Centers to the Commissioner of Food and Drugs. The Formal Dispute Resolution process exists to encourage open, prompt discussion of scientific (including medical) disputes and procedural (including administrative) disputes that arise during the drug development, new drug review, generic drug review, and post-marketing oversight processes.

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About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm’s vision is to become a fully integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process for drug approval and the commercialization of the Company’s products, if they are approved. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 844-7997
ebouchard@equicomgroup.com

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